EXHIBIT 99.1

Positive Updates on Select Development Assets Outside of Current 5-Year Outlook & Acquisition of Silver Stream on South Railroad Project

MONTRÉAL, June 02, 2025 (GLOBE NEWSWIRE) -- OR Royalties Inc. (the “Company” or “OR Royalties” or “OR”) (OR: TSX & NYSE) is pleased to provide the following select asset updates. Amounts presented are in United States dollars, except where otherwise noted.

Jason Attew, President & CEO of OR Royalties commented: “Today’s update further demonstrates the embedded material optionality within OR Royalties’ robust asset portfolio. None of the assets highlighted herein are included in OR’s current five-year GEO delivery growth outlook of 110,000 – 125,000 GEOs, however, based on the recent positive news associated with each, some or all may potentially be included in future iterations of our 5-year growth outlook. We are also pleased to announce the acquisition of a 100% silver stream on Orla Mining’s South Railroad project in Nevada, further increasing our Company’s exposure to Tier-11 mining jurisdictions.”

South Railroad (operated by Orla Mining Ltd.)

On May 19th, Osisko Bermuda Limited (“OBL”), a wholly-owned subsidiary of OR Royalites, completed the acquisition of a 100% silver stream (“Silver Stream”) from a fund managed by Orion Resource Partners (USA) LP (“Orion”) with reference to production from Orla Mining Ltd.’s (“Orla”) South Railroad project and Jasperiod Wash deposit (collectively, the “Project”) located in Elko County, Nevada, USA. Orla is planning to release an updated Feasibility Study (“FS”) for South Railroad by end-of-year 2025 and anticipates receiving final permits by mid-2026, followed by a projected pre-production construction timeline of approximately 12 months. Consequently, first production from South Railroad could occur as early as 2027. South Railroad is expected to be an open-pit heap-leach mine, using conventional processing methods, resulting in on-site doré production.

Pursuant to the Silver Stream agreement, OBL will purchase refined silver equal to 100% of the recovered silver produced from the Project for the life of mine at a price equal to 15% of the prevailing market price of silver. The Silver Stream is secured by the property and assets relating to the Project. OBL paid Orion $13 million on closing representing the total consideration for the purchase of the Silver Stream.

Orla is a multi-asset mid-tier gold producer; the company constructed and continues to operate the Camino Rojo open-pit heap-leach gold project in Mexico, and recently acquired the operating Musselwhite gold mine from Newmont Corp.

Spring Valley (operated by Solidus Resources, LLC, a wholly-owned subsidiary of Waterton Mining)

OR Royalties is pleased to report that the United States Bureau of Land Management (“BLM”) has announced an expected release for a Final Environmental Impact Statement on Solidus Resources, LLC’s (“Solidus”) Spring Valley gold project by July 11th, 20252. In addition, the BLM has guided for a Record of Decision by August 11th, 2025. This is expected to allow for project construction to commence in the third quarter of 2025.

On May 13, 2025, Solidus announced the receipt of a Letter of Interest from the Export-Import Bank of the United States (EXIM) regarding the potential financing of up to $835,000,000 for the Spring Valley Project3. The funding for this project is being considered under EXIM’s Make More in America initiative and its China and Transformational Exports Program.

Solidus released the results of the Spring Valley FS in February 2025, which outlined a +10-year life-of-mine (“LOM”) averaging over 300 thousand ounces (“koz”) of gold (“Au”) per year (excluding a residual year of gold leaching), with 348koz Au expected to be produced per year over the first five years. Spring Valley is envisaged as a single, large open-pit mine with a LOM strip ratio of 2.9:1. The FS was based on a Probable Mineral Reserve of 243 million short tons, grading 0.016 oz/ton Au for 3.8 million ounces (“Moz”) contained Au. Production estimates are based on an average LOM gold recovery rate of 80.5%.

OR Royalties owns a 2.0% to 3.5% net smelter return (“NSR”) royalty on the core of the Spring Valley deposit, and a 0.5% NSR royalty on peripheral claims, the latter of which comprises only a small percentage of the overall defined Mineral Resource. The majority of the current pit constrained resource sits within OR Royalties’ 3.5% NSR royalty area. The royalty on the core claims becomes payable once 500koz Au are recovered from Spring Valley.

Cariboo (operated by Osisko Development Corp.)

In late April 2025, Osisko Development Corp. (“Osisko Development”) announced the results of a positive Optimized Feasibility Study ("OFS") for its permitted, 100%-owned Cariboo gold project ("Cariboo”), located in central British Columbia, Canada. The 2025 OFS was completed by BBA Engineering Ltd. as lead independent consultant and supported by other independent engineering firms. The OFS outlined a 10-year LOM averaging approximately 190koz Au per year, with 202koz Au expected per year over the first five years. Production estimates are based on an average LOM gold recovery rate of 92.6%.

According to the OFS, the project will now proceed through a single-phase construction period, and subsequently ramp-up directly to nameplate capacity of 4,900 tonnes per day, which is aligned with the existing permitting framework. The OFS also outlined streamlined processing facilities into a single location and improved flowsheet design with incorporation of a gravity circuit, as well as production of a higher-grade concentrate end-product. The FS was based on a Probable Mineral Reserve of 17.8 million tonnes, grading 3.62 grams per tonne gold (“g/t Au”) for 2.071Moz contained Au. Production estimates are based on an average LOM gold recovery rate of 92.6%.

Cariboo is a fully permitted project, and subject to financing, first gold production from Cariboo could come as early as the second half of 2027 assuming construction commences in the third quarter of 2025.

OR Royalties owns a 5.0% NSR royalty on the Cariboo property.

Amulsar (operated by United Gold)

In early June, OBL completed the sale of its ownership interest in Lydian Armenia CJSC and the Amulsar mine to United Gold, a private gold development company. Concurrently, OBL entered into an amended and restated purchase and sale agreement (gold and silver) (the “Stream Agreement”) and an amended and restated credit agreement (the “Credit Agreement”).

Pursuant to the Stream Agreement, OBL will purchase (i) refined gold equal to 3.34% of payable gold produced from the mine until ~82.3koz Au have been delivered and 1.31% of payable gold thereafter for the remaining LOM, and (ii) refined silver equal to 49.22% of payable silver produced from the mine until ~1.03Moz Ag have been delivered and 19.69% of payable silver thereafter for the remaining LOM. OBL shall pay a fixed $400 and $4.00 for each ounce of refined gold and refined silver delivered, respectively. Deliveries under the gold and silver stream shall commence upon repayment of a new third-party $150 million construction loan (expected ~4 years from the restart of construction) (the “Delivery Start Date”).

Gold and silver production attributable to OBL under the Stream Agreement prior to the Delivery Start Date shall be accrued and delivered in equal quantities over the 20 quarters following the Delivery Start Date. The previous stream cap, buy-back options in favour of the operator, and purchase price inflation adjustment have been eliminated. The existing unsecured gold offtake agreement has also been terminated. The amended gold and silver stream is secured against the assets of the Amulsar mine. Based on current estimates provided by United Gold, Amulsar is expected to produce approximately 168koz Au and 140koz Ag per annum over an initial 16-year mine life.

Additionally, pursuant to the Credit Agreement, United will pay to OBL approximately $26.5 million plus accrued interest. Interest shall accrue at a fixed rate of 8% per annum. Payments under the Credit Agreement shall commence on the Delivery Start Date. The Credit Facility is secured against the assets of the Amulsar mine, pari passu with the Stream Agreement.

Upper Beaver (operated by Agnico Eagle Mines Ltd.)

In late April 2025, Agnico Eagle Mines Ltd. (“Agnico Eagle”) provided an update on its 100%-owned Upper Beaver project (“Upper Beaver”) located in the Kirkland Lake camp of northeastern Ontario; a camp which also includes the Upper Canada and Anoki-McBean deposits. In June 2024, Agnico Eagle completed a positive internal evaluation for a standalone mine and mill scenario at Upper Beaver, with the project having the potential to produce an annual average of approximately 210koz Au and 3,600 tonnes of copper over a 13-year LOM starting in 2031. In addition, Agnico Eagle believes that a standalone mine and mill at Upper Beaver could have the potential to unlock significant development potential at depth and within satellite deposits, including the Upper Canada and Anoki-McBean exploration projects. In July 2024, Agnico Eagle approved a $200 million investment over approximately three years to further de-risk the project, with work that will include developing an exploration ramp and an exploration shaft to depths of 160 metres and 760 metres, respectively, to establish underground drilling platforms and to collect bulk samples.

In the second half of 2024 the shaft collar was excavated, the foundation for the headframe was completed and the power line was commissioned and energized. In the first quarter of 2025, installation of the structural steel for the exploration shaft head frame commenced. At the hoist room, the steel structure and cladding were completed during the quarter. Sinking of the exploration shaft is expected to commence in the fourth quarter of 2025. Excavation of the box cut for the ramp portal was completed during the first quarter of 2025 and excavation of the exploration ramp is expected to commence in the fourth quarter of 2025.

Agnico Eagle is also advancing permitting and conducting several studies for the preparation of the impact assessment at Upper Beaver. Agnico Eagle expects to submit an impact assessment in late 2025.

OR Royalties owns a 2.0% NSR royalty on the Upper Beaver project, as well as a 2% NSR royalty that covers most of Agnico Eagle’s Kirkland Lake regional properties, including Amalgamated Kirkland, Anoki-McBean, Bidgood, and Upper Canada.

Ermitaño (operated by First Majestic Silver Corp.)

In 2024, First Majestic Silver Corp. (“First Majestic”) announced the discovery of the Navidad vein system, a new significant, vein-hosted gold and silver mineralized system adjacent to its currently producing Ermitaño mine. The drilling completed during the second half of 2024 significantly expanded the gold and silver mineralization discovered at the Navidad target. During 2025, additional drilling from surface is planned to continue testing the potential expansion of Navidad, which remains open in multiple directions. Expansionary and infill resource definition drilling will also take place from multiple new underground drilling stations constructed from the Ermitaño mine. Five drill rigs are currently active at Navidad.

In late March 2025, First Majestic announced its 2024 Mineral Reserve and Mineral Resource Estimates for the Ermitaño deposit. As part of the update, First Majestic announced an initial Inferred Mineral Resource at Navidad, consisting of 2.3Mt grading 81 grams per tonne silver (“g/t Ag”) and 3.42 g/t Au, and containing 5.9Moz Ag and 249koz Au. To date, only a portion of the newly delineated vein system has been classified within the Inferred Mineral Resource Estimate, with significant upside potential to be realized by First Majestic through additional drilling.

On May 28th, 2025, First Majestic announced drill results targeting the Winter vein more than 100 meters east of prior drilling and intersected some of the highest-grade mineralization ever encountered on the Santa Elena Property: 6.8 meters grading 14.8 g/t Au and 642 g/t Ag. Five additional significant intersections were cut further downhole including that of the Navidad vein. Resource conversion drilling confirms the continuity of precious metal mineralization and, in general, returned significantly higher gold and silver grades than estimated from prior drilling.

Independent third-party metallurgical testing of Navidad and Winter mineralization under current mineral processing parameters for the Santa Elena processing plant was completed during the fall of 2024. The testing revealed exceptional gold and silver recovery rates with gold recoveries consistently exceeding 90% and silver recoveries exceeding 85%. The results firmly establish that Navidad’s mineralization is compatible with the existing processing infrastructure at First Majestic’s Santa Elena operation.

OR Royalties’ 2.0% NSR royalty on Ermitaño includes Navidad, the Cumobabi property, as well as the Luna Zone.

Wharekirauponga (Operated by OceanaGold Corporation)

In early March 2025, OceanaGold Corporation (“OceanaGold”) announced a significant milestone in that it had lodged its application for the grant of Fast-track approvals for the Waihi North Project ("WNP"), which includes Wharekirauponga Underground ("WUG"), under New Zealand's Fast-track Approvals Act 2024 (the "Act"). OceanaGold expects WNP to be fully-permitted (subject to any appeals) under the Act by the end of 2025. This timetable would allow OceanaGold to commence decline and underground development work for the proposed WUG mine in 2026. In 2025, $40-45 million of early works not requiring Fast-track approvals have been planned.

In addition, OceanaGold also announced drill results from WUG which continued to demonstrate the continuity and upside potential beyond the 1.2 Moz of Mineral Reserves declared within OceanaGold’s WNP Prefeasibility Study (‘PFS”), released in December 2024. The Mineral Reserve Estimate for WUG includes Probable Reserves of 4.1 Mt grading 9.2 g/t Au, containing 1.2Moz Au. MUG is expected to be the primary ore source until 2033, when mining transitions to WUG

OR Royalties owns a 2.0% NSR royalty on the Waihi West and WUG. Prior to the full-scale development of WUG, a small amount of ore from the currently operating MUG mine is expected to be sourced from within the Waihi West royalty boundary.

Sources for Technical Information:

South Railroad

  Operator Website: https://orlamining.com/asset/south-carlin-complex/south-railroad-project/ (Asset profile)
  Orla Mining Ltd. press release (dated 2025-03-18) https://orlamining.com/news/orla-mining-reports-fourth-quarter-2024-financial-results/ (Asset profile)
  Orla Mining Ltd. press release (dated 2025-05-12) https://orlamining.com/news/orla-mining-reports-first-quarter-2025-financial-results-and-provides-updated-2025-guidance-inclusive-of-musselwhite/ (Asset profile)
  NI 43-101 Technical Report – South Railroad Project Feasibility Study, Elko County, Nevada (issue date 2022-03-14) https://wp-orlamining-2024.s3.ca-central-1.amazonaws.com/media/2024/08/south_railroad_43-101f1_tr_feasibility_study.pdf (Asset profile, Mineral Reserves and Mineral Resources, LOM, LOM Production)

Spring Valley

  Operator Website: https://solidus-resources.com/spring-valley-project/2025-feasibility-study/ (Asset Profile)
  BLM National NEPA Register – Spring Valley Mine Project (dated 2024-04-18) https://eplanning.blm.gov/eplanning-ui/project/2030469/510 (Asset profile)
  United States Federal Register Notice (dated 2024-03-18) https://www.federalregister.gov/documents/2024/03/18/2024-05702/noticeofintent-to-prepare-an-environmental-impact-statement-for-the-proposed-spring-valley-mine (Asset profile)
  Solidus Resources press release (dated 2025-02-18) https://solidus-resources.com/solidus-resources-llc-announces-publication-of-an-eisby-the-u-s-blm-for-its-spring-valley-gold-project-in-nevada/ (Asset profile)
  Solidus Resources press release (dated 2025-02-18) https://solidus-resources.com/solidus-resources-llc-announces-positive-feasibilitystudy-results-for-its-spring-valley-gold-project-in-nevada/ (Mineral Resources and Mineral Reserves, LOM, LOM Production, Asset profile)
  Solidus Resource press release (dated 2025-05-13) https://solidus-resources.com/solidus-resources-llc-receives-letter-of-interest-for-up-to-835-million-in-financing-from-export-import-bank-of-the-united-states-for-nevadas-spring-valley-project/ (Asset profile)

Cariboo

  Operator Website: https://osiskodev.com/projects/cariboo-gold/ (Asset profile)
  Osisko Development Corp. press release (dated 2025-04-28) https://osiskodev.com/news/news-releases/osisko-development-announces-optimized-feasibility-study-for-permitted-cariboo-gold-project-with-c943-million-after-tax-npv5-and-221-irr-at-us2400oz-base-case-gold-price-at-us3300oz-spot-gold-c21-billion-after-tax-npv5-and-380 (Asset profile, Mineral Reserves and Mineral Resources, LOM, LOM Production)

Amulsar

  ArmenPress press release (dated 2025-03-05) https://armenpress.am/en/article/1213664 (Asset profile)
  ArmenPress press release (dated 2025-04-11) https://armenpress.am/en/article/1216908 (Asset profile)
  Feasibility Study Technical Report Amulsar Project Armenia (filed 2019-10-16) (can be found on www.sedarplus.com under the issuer Lydian International Limited).
  Note that the internal estimates provided by United Gold are not otherwise publicly disclosed.

Upper Beaver

  Operator website: https://www.agnicoeagle.com/English/exploration/exploration-projects/Upper-Beaver/default.aspx (Asset profile)
  Agnico Eagle press release (dated 2024-07-31) https://www.agnicoeagle.com/English/investor-relations/news-and-events/news-releases/news-release-details/2024/AGNICO-EAGLE-REPORTS-SECOND-QUARTER-2024-RESULTS---THIRD-CONSECUTIVE-QUARTEROF-RECORD-FREE-CASH-FLOW-UNDERPINNED-BY-CONSISTENT-STRONG-OPERATIONAL-AND-COST-PERFORMANCE-UPPERBEAVER-PROJECT-STUDY-SHOWS-SOLID-RISK-ADJUSTED-RETURNS/default.aspx (Asset profile, Mineral Resources)
  Agnico Eagle press release (dated 2025-02-13) https://www.agnicoeagle.com/English/investor-relations/news-and-events/news-releases/news-release-details/2025/AGNICO-EAGLE-REPORTS-FOURTH-QUARTER-AND-FULL-YEAR-2024-RESULTS---RECORD-ANNUALGOLD-PRODUCTION-AND-FREE-CASH-FLOW-BALANCE-SHEET-STRENGTHENED-BY-FURTHER-DEBT-REDUCTION-UPDATEDTHREE-YEAR-GUIDANCE/default.aspx (Asset profile, LOM, LOM Production, Mineral Resources)
  Agnico Eagle press release (dated 2025-02-13) https://www.agnicoeagle.com/English/investor-relations/news-and-events/news-releases/news-release-details/2025/AGNICO-EAGLE-PROVIDES-AN-UPDATE-ON-2024-EXPLORATION-RESULTS-AND-2025-EXPLORATIONPLANS---MINERAL-RESERVES-INCREASE-1-YEAR-OVER-YEAR-TO-54.3-MOZ-UPDATED-MINERAL-RESERVES-OF-2.8-MOZDECLARED-AT-UPPER-BEAVER-INFERRED-MINERAL-RESOURCES-INCREASE-9/default.aspx (Asset profile, Mineral Resources)
  Agnico Eagle press release (dated 2025-04-24) https://www.agnicoeagle.com/English/news-and-media/news-releases/news-details/2025/AGNICO-EAGLE-REPORTS-FIRST-QUARTER-2025-RESULTS---STRONG-QUARTERLY-OPERATIONAL-AND-FINANCIAL-PERFORMANCE-BALANCE-SHEET-FURTHER-STRENGTHENED-BY-STRONG-FREE-CASH-FLOW-GENERATION-16TH-ANNUAL-SUSTAINABILITY-REPORT-RELEASED/default.aspx (Asset Profile)

Ermitaño

  First Majestic Santa Elena (including Ermitaño) project website: https://www.firstmajestic.com/projects/producing-mines/santa-elena/ (Asset profile)
  First Majestic press release (dated 2025-02-04) https://www.firstmajestic.com/investors/news-releases/first-majestic-reports-explorationsuccess-for-navidad-at-santa-elena (Asset profile)
  First Majestic press release (dated 2025-02-20) https://www.firstmajestic.com/investors/news-releases/first-majestic-announces-recordfree-cash-flow-for-q4-2024-full-year-2024-financial-results-and-quarterly-dividend-payment (Asset profile)
  First Majestic Management’s Discussion and Analysis for the Year and Quarter Ended December 31, 2024 (dated 2025-02-20) https://www.firstmajestic.com/_resources/financials/2024-Q4-FS-MDA.pdf?v=022806 (Asset Profile)
  First Majestic press release (dated 2025-04-01) https://www.firstmajestic.com/investors/news-releases/first-majestic-announces-2024-mineral-reserve-and-mineral-resource-estimates (Asset Profile, Mineral Reserves and Mineral Resources)
  First Majestic press release (dated 2025-05-28) https://www.firstmajestic.com/investors/news-releases/first-majestic-announces-second-gold-silver-discovery-within-a-year-at-santa-elena-and-expands-high-grade-mineralization-at-navidad (Asset Profile)
  First Majestic Proven and Probable Mineral Reserve Estimates with an Effective Date of December 31, 2024 (dated 2025-04-01) https://www.firstmajestic.com/investors/news-releases/first-majestic-announces-2024-mineral-reserve-and-mineral-resource-estimates (Mineral Reserves and Mineral Resources)

Wharekirauponga

  Operator website: https://www.waihinorth.info/wharekirauponga.html (Asset profile)
  OceanaGold Corporation press release (dated 2024-10-16) https://investors.oceanagold.com/2024-10-06-OceanaGolds-Waihi-Northand-Macraes-Listed-as-Proposed-Projects-Under-the-Fast-track-Approvals-Bill-in-New-Zealand (Asset profile)
  OceanaGold Corporation press release (dated 2024-12-18) https://investors.oceanagold.com/2024-12-18-OceanaGold-Welcomes-theNew-Zealand-Fast-track-Approvals-Act (Asset profile)
  OceanaGold Corporation press release (dated 2024-12-11) https://investors.oceanagold.com/2024-12-11-OceanaGold-Releases-WaihiDistrict-Pre-Feasibility-Study-with-Attractive-Economics-and-Initial-Wharekirauponga-Reserve-of-1-2-Million-Ounces (LOM, LOM Production, Mineral Reserves and Mineral Resources)
  OceanaGold Corporation press release (dated 2025-03-04) https://investors.oceanagold.com/2025-03-04-OceanaGold-Submits-WNP-Application-for-Fast-track-Approval-and-Reports-Additional-High-Grade-Mineralization-at-Wharekirauponga (Asset profile)
  NI 43-101 Technical Report – Waihi District Pre-feasibility Study, New Zealand (fling date 2024-12-11) https://ogc.irmau.com/site/pdf/a6922c71-c6fd-49b8-90c7-57ddab50aab1/Waihi-District-NI43101-Technical-Report.pdf (LOM, LOM Production, Mineral Reserves and Mineral Resources)

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at OR Royalties Inc., who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About OR Royalties Inc.

OR Royalties Inc is an intermediate precious metal royalty company which holds a North American focused portfolio of over 195 royalties, streams and precious metal offtakes, including 21 producing assets. OR Royalties’ portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, home to one of Canada’s largest gold mines.

OR Royalties’ head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@ORroyalties.com

Forward-Looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that OR Royalties will meet its five-year growth outlook estimate, that development and milestones to be achieved by operators of the properties in which the Company holds interest will be achieved in a timely manner and that some of the assets highlighted in this press release may potentially be included in future iterations of the Company’s five-year outlook. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from Mineral Resource Estimates or production forecasts by operators, (d) differences in conversion rate from Mineral Resources to Mineral Reserves and ability to replace Mineral Resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties’ business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets or (c) the determination of OR Royalties’ PFIC status (d) that preliminary financial information may be subject to quarter end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties’ ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, OR Royalties relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

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1 Tier Mining jurisdictions include Canda, Australia and the United States of America
2 https://eplanning.blm.gov/eplanning-ui/project/2030469/510
3 https://solidus-resources.com/solidus-resources-llc-receives-letter-of-interest-for-up-to-835-million-in-financing-from-export-import-bank-of-the-united-states-for-nevadas-spring-valley-project/